UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 483,087,590*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 483,087,590*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 483,087,590*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 70.2%

14	Type of Reporting Person CO

*      This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 486,701,036*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 486,701,036*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 486,701,036*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 70.8%

14	Type of Reporting Person CO

*      This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,613,446

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,613,446

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,446

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.4%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD US CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 26,100,760*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 26,100,760*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,100,760*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.3%

14	Type of Reporting Person CO

*      Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY I L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,702,050*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,702,050*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,702,050*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.4%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY II L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%*

14	Type of Reporting Person PN

*                 In connection with an internal reorganization, all redemption-exchange units of Brookfield Property L.P. previously beneficially owned by BPY II L.P. were transferred to other Reporting Persons on this Schedule 13D, and accordingly, BPY II L.P. has ceased to be a reporting person. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,331,926

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,331,926

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,331,926

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.9%

14	Type of Reporting Person CO

*                 This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SARL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 78,150,545*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 78,150,545*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,150,545*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 27.0%

14	Type of Reporting Person OO

*                 This amount includes 33,932,269 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS I L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 60,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 60,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.0%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS II L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,781,724*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,781,724*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,781,724*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS III L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,419,088*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,419,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.8%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS IV L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,419,088*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,419,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.8%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS ALBERTA L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 50,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 50,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.4%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG INVESTMENT HOLDINGS L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,387,345*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,387,345*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,387,345*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG FINANCE INVESTOR L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 71,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.8%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPGUSH L.P. (ONTARIO)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.4%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY (2013) CORP.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 720,064

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 720,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ENGLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 75,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 75,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.03%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed in connection with the previously-announced transaction (the “Transaction”) for Brookfield Property Partners L.P. (“BPY”) to acquire all outstanding shares of common stock of GGP Inc. (“GGP”), other than those shares held by BPY and its affiliates, pursuant to the Agreement and Plan of Merger dated as of March 26, 2018 (the “Merger Agreement”), by and among BPY, GGP and Goldfinch Merger Sub Corp., a Delaware corporation and an indirect, wholly owned subsidiary of BPY. Pursuant to a letter agreement (the “Letter Agreement”), dated as of March 26, 2018, between Brookfield Asset Management Inc. (“BAM”) and GGP, BAM has agreed to, among other things, enter into, as soon as practicable after the date of the Merger Agreement, a rights agreement (the “Rights Agreement”), as further described below.

Information reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 4. This Amendment No. 4 also reflects certain internal reorganizations effectuated by the Reporting Persons.

2.                        Identity and Background

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

Schedules I, II, III, IV, V, VI, VII, VIII, IX and X hereto set forth a list of all the directors and executive officers, and their respective principal occupations, addresses, and citizenships, of each of (i) BAM, (ii) Partners Limited (“Partners”), (iii) PVI Management Inc., as general partner of Partners Value Investments LP (“PVI LP”), (iv) Brookfield US Corporation (“BUSC”), (v) BPY GP Inc., as general partner for BPY I L.P., (vi) BPG Holdings Group (US) Holdings Inc. (“BPGHG(US)”), (vii) Brookfield Property Group Holdings S.a.r.l. (“SARL”), (viii) BPG Holdings Group (US) GP Inc., as general partner of each of BPG Holdings I L.P., BPG Holdings II L.P., BPG Holdings III L.P., BPG Holdings IV L.P., BPG Holdings Alberta L.P., BPG Investment Holdings L.P., BPG Finance Investor L.P. and BPGUSH L.P. (Ontario) (collectively, the “BPG Holdings LPs”), (ix) BPY (2013) Corp. (“BPY (2013)”) and (x) Brookfield Global Property Advisor Limited (“BG PAL”), respectively.

3.                       Source and Amendment of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby supplemented as follows:

In connection with the Transaction, GGP shareholders will be entitled to elect to receive, for each GGP common share, either $23.50 in cash, one BPY Unit or one share of Class A stock (the “BPR Class A Stock”) of a BPY U.S. REIT (“BPR”), subject in each case to proration and certain exceptions.  Holders of BPR Class A Stock will have the right to require BPR to repurchase their shares of BPR Class A Stock for cash based on the current value of an equal number of BPY Units, subject to a subsidiary of BPY’s right to elect, in its sole discretion, to satisfy BPR’s repurchase obligation by exchanging the applicable shares of BPR Class A Stock for an equal number of BPY Units, subject to certain adjustments (the “Redemption Request”).

Pursuant to the anticipated terms of the Rights Agreement, BAM or an affiliate of BAM will create an account (the “Account”) administered by a rights agent mutually agreeable to BAM and GGP (the “Rights Agent”), and BAM or one or more affiliates will deposit into the Account a number of BPY Units beneficially owned by BAM (or other securities that are convertible into or redeemable for BPY Units) equal to the number of shares of BPR Class A Stock outstanding from time to time. Pursuant to the terms of the BPR Class A Stock and the anticipated terms of the Rights Agreement, if in connection with a Redemption Request by a holder of BPR Class A Stock, (i) BPR does not repurchase such shares of BPR Class A Stock and (ii) a subsidiary of BPY has not, upon its election in its sole discretion, acquired such shares of BPR Class A Stock for BPY Units, in each case by a specified deadline, then the Rights Agent, subject in both cases to certain conditions to be set forth in the Rights Agreement, will exchange such BPR Class A Stock for a number of BPY Units or, at BAM’s sole election, an amount of cash, in either case equivalent to what the holder would have been entitled to receive under its Redemption Request.

In order to remove BPY Units from the Account, BAM will generally be required to deposit and maintain cash or cash equivalents, including U.S. Treasury securities, in excess of the amount sufficient, after taking into account any BPY Units (or other securities that are convertible into or redeemable for BPY Units) remaining in such account, to satisfy its obligations under the Rights Agreement.

Also in connection with the Transaction, BAM has stated its intention to convert $500 million currently held in BPY Class C Junior Preferred Shares into BPY Units at a price of $23.50 per BPY Unit.  It is expected this will result in BAM’s acquisition of approximately 21.3 million BPY Units.

BAM has also agreed to deliver or cause to be delivered its consent in connection with the issuance of BPY Units in the Transaction if required by the Toronto Stock Exchange and, if necessary, to vote in favor of the issuance of BPY Units in any BPY unitholder meeting.

4.                        Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

The purpose of the Rights Agreement is to guarantee the holders’ right to exchange a share of BPR Class A Stock for a BPY Unit or the cash equivalent of a BPY Unit.  These rights are only exercisable in the event BPR fails to satisfy a Redemption Request with the cash value of a BPY Unit and a subsidiary of BPY has not, upon its sole election, delivered BPY Units in exchange for BPR Class A Stock.

The Rights Agreement is expected to terminate on the twentieth (20th) anniversary of the closing of the date of first issuance of BPR Class A Stock, subject to extension or prior termination under certain circumstances.

5.                       Interest in Securities of the Issuer.

Items 5(a)-(b) are hereby amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, PVI LP may be deemed to be the beneficial owner of 3,613,446 Units and such Units represent 1.4% of the issued and outstanding Units. BAM may be deemed to be the beneficial owner of 50,438,485 Units and Partners may be deemed to be the beneficial owner of 54,051,931 Units (including the Units beneficially owned by BAM and PVI LP), and such Units constitute approximately 19.8% and 21.2%, respectively, of the issued and outstanding Units. The Units deemed to be beneficially owned by BAM include 44,218,276 Units beneficially owned by SARL, 5,425,145 Units beneficially owned by BPGHG(US), 720,064 Units beneficially owned by BPY (2013) and 75,000 Units beneficially owned by BG PAL.

In addition, BAM holds, through BUSC, BPY I L.P., BPGHG(US), SARL and the BPG Holdings LPs, an aggregate of 432,649,105 redemption-exchange units of Brookfield Property L.P. (“Property LP”). Such redemption-exchange units held indirectly by BAM represent 100% of the redemption-exchange units of Property LP and approximately 62.9% of the Units assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism. Assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism, as of the date hereof, BAM may be deemed to be the beneficial owner of 483,087,590 Units and Partners may be deemed to be the beneficial owner of 486,701,036 Units, and such Units would constitute approximately 70.2% and 70.8%, respectively, of the issued and outstanding Units.

All percentages stated above are based on the number of Units outstanding as of March 26, 2018.

PVI LP may be deemed to have the sole power to vote or direct the Units beneficially owned by it. The Units deemed to be beneficially owned by Partners include the Units deemed to be beneficially owned by BAM and PVI LP. Partners may be deemed to have shared power with BAM and PVI LP to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units.

In connection with an internal reorganization, all redemption-exchange units of Property L.P. previously beneficially owned by BPY II L.P. were transferred to other Reporting Persons on this Schedule 13D, and accordingly, BPY II L.P. has ceased to be a reporting person.

6.                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented as follows:

Reference is made to the Rights Agreement described in Amendment No. 4 to this Schedule 13D.

7.                       Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended to add the following exhibits:

Exhibit 8. Letter Agreement, dated as of March 26, 2018, between BAM and GGP.

Exhibit 9. Joint Filing Agreement, dated as of March 28, 2018, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2018

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Adil Mawani
	Name:	Adil Mawani
	Title:	Chief Financial Officer

BROOKFIELD US CORPORATION

By:	/s/ Josh Zinn
	Name:	Josh Zinn
	Title:	Vice-President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPY II L.P., by its general partner, BPY GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BROOKFIELD PROPERTY GROUP HOLDINGS S.A.R.L.

By:	/s/ Paul Galliver
	Name:	Paul Galliver
	Title:	Manager

By:	/s/ Damien Warde
	Name:	Damien Warde
	Title:	Manager

BPG HOLDINGS I L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS II L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS III L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS IV L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS ALBERTA L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG INVESTMENT HOLDINGS L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG FINANCE INVESTOR L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPGUSH L.P. (ONTARIO), by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPY (2013) CORP.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director and Secretary

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	GE Canada 2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of GE Canada	U.S.A. & Canada

Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman of BAM	Canada

Angela F. Braly, Director	The Braly Group LLC 832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	President & Founder, The Braly Group, LLC	U.S.A.

Jack L. Cockwell, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	c/o Suite 1700, 335 — 8th Ave. S.W., Calgary, Alberta T2P 1C9 Canada	Corporate Director	Canada

Maureen Kempston Drakes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director of BAM and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro	Former CEO of Vale SA	Brazil

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of BAM	Canada

Robert J. Harding, Director	c/o 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of BAM	Canada

David W. Kerr, Director	Halmont Properties Corporation 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corporation	Canada

Brian W. Kingston, Senior Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281- 1023 U.S.A.	Senior Managing Partner of BAM	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner an Chief Financial Officer of BAM	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66	Chair of BAM and	Canada

	Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Deputy Chair of TD Bank Group

Rafael Miranda, Director	C/Principe de Viana 9 28023 Madrid, Spain	Former CEO of Endesa, S.A., Chairman of Acerinox, S.A.	Spain

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of BAM and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell, Director	Frontier Economics 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair, Solera Capital LLC	U.S.A. and Canada

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of BAM	Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	Halmont Properties Corporation 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corporation	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada

George E. Myhal, Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and Chief Executive Officer, PVI Management Inc.	Canada

Timothy R. Price, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Michelle Kielb, Treasurer	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Accountant	Canada

Loretta Corso, Secretary	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of Brookfield	Canada

SCHEDULE III

PVI MANAGEMENT INC., as General Partner of

PARTNERS VALUE INVESTMENTS LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
John P. Barratt, Director	c/o Suite 200, #10 — 2130 Dickson Road, Mississauga, Ontario L5B 1Y6	Corporate Director	Canada

Edward C. Kress, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada

Brian D. Lawson, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer Brookfield	Canada

Frank N.C. Lochan, Chairman	228 Lakewood Drive, Oakville, Ontario L6K 1B2	Corporate Director	Canada

George E. Myhal, President, Chief Executive Officer and Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and Chief Executive Officer, Partners Value Investments LP	Canada

Adil Mawani, Director, Finance	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	Director, Finance, Partners Value Investments LP	Canada

Ralph J. Zarboni, Director	Rossiter Ventures Corporation 7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	Chairman and Chief Executive Officer of EM Group Inc. and EM Plastic & Electric Products Limited	Canada

Loretta Corso, Corporate Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada

SCHEDULE IV

BROOKFIELD US CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice-Chairman of BAM	U.S.A.

Rami El Jurdi, Director, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Finance, BAM	Canada

Jordan Kolar, Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Vice President, Tax, BAM	U.S.A.

Aleks Novakovic, Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada

Mark Srulowitz, President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner of BAM	U.S.A.

Josh Zinn, Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Vice President, BAM	Australia

SCHEDULE V

BPY GP INC., as General Partner of

BPY I L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
David D. Arthur, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner, President, Strategic Initiatives	Canada

Sujoy Gupta, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada

Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE VI

BPG HOLDINGS GROUP (US) HOLDINGS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
David D. Arthur, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner, President, Strategic Initiatives	Canada

Sujoy Gupta, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada

Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE VII

BROOKFIELD PROPERTY GROUP HOLDINGS S.A.R.L.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Paul Galliver, Manager	18, rue du Gruenewald, L-1646 Senningerberg, Luxembourg	Business Unit Director	Monaco

Luc Leroi, Manager	13A, rue de Clairefontaine, L-8460 Eischen, Luxembourg	Independent Director	Belgium

Patrick Damien Warde, Manager	71-B, route du Vin, L-6841 Machtum, Luxembourg	Independent Director	Ireland

SCHEDULE VIII

BPG HOLDINGS GROUP (US) GP INC., as General Partner of

each of the BPG Holdings LPs

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
David D. Arthur, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner, President, Strategic Initiatives	Canada

Sujoy Gupta, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada

Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE XI

BPY (2013) CORP.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
David D. Arthur, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner, President, Strategic Initiatives	Canada

Sujoy Gupta, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada

Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE X

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
J. Bruce Flatt, Director, President and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of BAM	Canada

Philippa Elder, Director and Secretary	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Lawyer	United Kingdom

Ralf Niklas Rank, Director and Chief Investment Officer	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Chief Investment Officer	Canada and Germany

Bradley Weismiller, Director	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Chief Financial Officer	U.S.A.

Brian W. Kingston, Vice President	250 Vesey Street, 15th Floor, New York, NY 10281- 1023 U.S.A.	Senior Managing Partner of BAM	Canada